Form 51-102F1

37 CAPITAL INC.

(formerly High 5 Ventures Inc.)

Management’s Discussion & Analysis

Condensed Interim Financial Statements (Unaudited) for the

Nine months ended September 30, 2015

The following discussion and analysis of the financial condition and financial position and results of the operations of 37 Capital Inc. (the “Company” or “37 Capital”) should be read in conjunction with the condensed interim unaudited financial statements for the nine months ended September 30, 2015 and 2014 and notes thereto.

The financial statements, including comparatives, have been prepared using accounting policies in accordance with International Financing Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The Company’s financial statements are expressed in Canadian (CDN) Dollars which is the Company’s functional currency. All amounts in this MD&A are in CDN dollars unless otherwise stated.

The following information is prepared as at November 6, 2015.

Forward-Looking Statements

Certain statements contained herein are “forward-looking” and are based on the opinions and estimates of management, or on opinions and estimates provided to and accepted by management. Forward-looking statements are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those expressed or implied. Readers are therefore cautioned not to place reliance on any forward-looking statement.

Description of Business

The Company is a junior mineral exploration company.

The Company was incorporated on August 24, 1984 in British Columbia, Canada. The principal business of the Company is the acquisition, exploration and, if warranted, the development of natural resource properties.

37 Capital is a reporting issuer in the Provinces of British Columbia, Alberta, Quebec and Ontario and files all public documents, including an AIF in its alternate form, on www.Sedar.com . The Company is a foreign private issuer in the United States of America and in this respect files, on EDGAR, its Annual Report on Form 20-F and other reports on Form 6K. The following link, http://www.sec.gov/cgi-bin/browse-edgar?action=getcompany&CIK=825171 will give you direct access to the Company’s filings with the United States Securities and Exchange Commission (“U.S. SEC”).

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Results of Operations

Effective July 7, 2014, the Company changed its name from High 5 Ventures Inc. (“High 5”) to 37 Capital Inc. (“37 Capital”) and consolidated its share capital on the basis of six (6) old High 5 common shares for one (1) new 37 Capital common share. The common shares of the Company trade on the Canadian Securities Exchange (CSE) under the symbol “JJJ”, and in the USA, the Company's common shares trade on the OTCQB tier of the OTC markets under the trading symbol “HHHEF”. The Cusip number of the Company’s common shares is 88429G102. The Company’s office is located at 300 – 570 Granville Street, Vancouver, British Columbia, Canada, V6C 3P1 and its registered office is located at 1055 West Georgia Street, Suite 1500, PO Box 11117, Vancouver, BC V6E 4N7. The Company’s registrar and transfer agent is Computershare Investor Services Inc. located at 510 Burrard Street, Vancouver, British Columbia, Canada, V6C 3B9.

All common shares and per share amounts have been restated to give retroactive effect to the 6:1 share consolidation, which took effect on July 7, 2014.

In April 2013, the Company entered into a purchase and sale agreement with a Mexican gaming company, whereby the Company agreed to purchase a royalty revenue stream of an amount the greater of 10% of the net profits or 5% of the gross revenues of the Mexican land-based casino for a purchase price of $800,000. As of December 31, 2013, the Company invested $800,000 and advanced $49,200 for working capital purposes. The Mexican gaming company repaid the $49,200 advanced and the Company recognized $4,157 in royalty revenue during the year ended December 31, 2014. As at December 31, 2014, the Company assessed the fair value of the investment and recorded impairment of $799,999 on the investment due to nominal royalty payments received to date.

For the nine months ended September 30, 2015:-

•	The Company’s operating expenses were $244,951 as compared to $153,915 for the corresponding period in 2014. The increase in the Company’s operating expenses during the nine months ended September 30, 2015 was due to an increase in Finance and interest charges, legal, accounting and auditing, office expenses, rent and management fees.

•	The Company recorded a net loss and comprehensive loss of $244,951 as compared to a net loss and comprehensive loss of $153,915 during the corresponding period in 2014.

•	The basic and diluted loss per common share was $0.23 as compared to a basic and diluted loss per common share of $0.14 during the corresponding period in 2014.

•	The Company’s total assets were $4,058 as compared to $852,986 during the corresponding period in 2014 (December 31, 2014: $3,530). The impairment provision of the Mexican investment during the year ended December 31, 2014 contributed to the decrease of the Company’s total assets.

•	The Company had a working capital deficiency of $743,193 as compared to a work capital deficiency of $445,764 during the corresponding period in 2014.

The Company is presently not a party to any legal proceedings whatsoever.

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Arrangement Agreement

On February 26, 2015, the Company incorporated two wholly-owned subsidiaries, 27 Red Capital Inc. (“27 Red”) and 4 Touchdowns Capital Inc. (“4 Touchdowns”). 27 Red and 4 Touchdowns are private British Columbia companies.

On April 30, 2015, the Company entered into an arrangement agreement (the “Arrangement Agreement”) with 27 Red (“Spinco1”) and 4 Touchdowns (“Spinco2”). Pursuant to the Arrangement Agreement, the Company has agreed to transfer to each of Spinco1 and Spinco2, cash and a promissory note in consideration for the issuance of common shares of the Company on a one-for-one and pro-rata basis to each of Spinco1 and Spinco2 and to distribute these common shares to the Company’s shareholders pursuant to a plan of arrangement under the Business Corporations Act (British Columbia) (the “Plan of Arrangement”). The number of common shares to be issued will be determined by the number of issued and outstanding common shares of the Company as of the effective date of the Plan of Arrangement. A copy of the Arrangement Agreement is publicly available on SEDAR.

At the Company’s annual and special meeting which was held on June 4, 2015, the Company’s shareholders passed all the resolutions presented including the re-election of the board of directors, re-appointment of the Company’s auditor, approval of the Company’s stock option plan, and the proposed Plan of Arrangement with 27 Red and 4 Touchdowns.

In respect to the Plan of Arrangement, the Company applied for an Interim Order which was granted on May 6, 2015 by the Supreme Court of British Columbia, and on June 12, 2015 the Company received the final court approval for the Plan of Arrangement. As of the date of this MD&A, the proposed plan of arrangement has not been completed.

Mineral Properties

1.	Extra High Property

As at June 30, 2015, the Company holds 33% interest and Colt Resources Inc. (“Colt”) holds 66% interest in the Extra High Property. Colt is the operator of the Extra High Property. If any party fails to contribute its share of future property related expenditures, then its interest will be diluted on a straight-line basis. If any party’s interest is diluted to less than 10%, then that party’s interest in the Extra High Property will be converted to a 0.5% NSR. The Extra High Property is subject to a 1.5% net smelter returns royalty to a third party, 50% of which, or 0.75%, can be purchased at any time by paying $500,000 to the third party.

Neither the Company nor the operator of the Extra High Property has incurred any meaningful exploration or evaluation expenditures in recent years with respect to the Extra High Property. Accordingly, during the fiscal year ended 2011, the Company has recognized an impairment provision of $151,339 to reduce the carrying amount to $1. The Company did not incur any expenditures on the Extra High Property during the years 2014, 2013 and 2012.

On August 1, 2014, the Company entered into a Property Option Agreement with Green Arrow Resources Inc. (“Green Arrow”), a related company by certain common directors and officers, whereby Green Arrow was granted an irrevocable and exclusive right and option to acquire the Company’s 33% right, title and interest in the Extra High Property. Subsequently, on September 24, 2014, the Property Option Agreement was terminated by mutual consent.

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2. Ontario Lithium Properties (Mineral Leases)

During the year ended December 31, 2008, the Company sold all of its Mineral Leases for gross proceeds of $54,500. However, in the event that at a future date the Mineral Leases are placed into commercial production, then the Company is entitled to receive a 0.5% gross receipts royalty after six months from the date of commencement of commercial production.

Third Quarter (September 30, 2015)

During the three months [third quarter] period ended September 30, 2015:

•	The Company had a net loss and comprehensive loss of $70,172 or $0.07 per share as compared to a net loss and comprehensive loss of $61,466 or $0.06 per share during the same three month [third quarter] ended September 30, 2014.

•	The Company’s Operating costs were $70,172 as compared to $61,466 for the same period in 2014. The item which mainly contributed to the increase in Operating costs was Finance and interest charges.

Summary of Quarterly Results

For the Quarterly Periods ended:	September 30, 2015	June 30, 2015	March 31, 2015	December 31, 2014
Total Revenues	$0	0	0	4,157
Net loss and comprehensive loss	(70,172)	(99,920)	(74,859)	(892,875)
Loss per common share	(0.07)	(0.09)	(0.07)	(0.84)

For the Quarterly Periods ended:	September 30, 2014	June 30, 2014	March 31, 2014	December 31, 2013
Total Revenues	$0	0	0	0
Net loss and comprehensive loss	(61,466)	(51,202)	(41,247)	(67,327)
Loss per common share	(0.06)	(0.05)	(0.04)	(0.06)

The Company’s business is not of a seasonal nature.

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Risks related to our Business

The Company, and the securities of the Company, should be considered a highly speculative investment. The following risk factors should be given special consideration when evaluating an investment in any of the Company's securities.

The Company does not anticipate to generate any revenue in the foreseeable future. In the event that the Company generates any revenues in the future, then the Company intends to retain its earnings in order to finance growth. Furthermore, the Company has not paid any dividends in the past.

There are a number of outstanding securities and agreements pursuant to which common shares of the Company may be issued in the future. This will result in further dilution to the Company's shareholders.

Governmental regulations, including those regulations governing the protection of the environment, taxes, labour standards, occupational health, waste disposal, mine safety and other matters, could have an adverse impact on the Company.

Trading in the common shares of the Company may be halted or suspended or may be subject to cease trade orders at any time and for any reason, including the failure by the Company to submit documents to the Regulatory Authorities within the required time periods.

The exploration of mineral properties involves significant risks which even experience, knowledge and careful evaluation may not be able to avoid. The prices of metals have fluctuated widely, particularly in recent years as it is affected by numerous factors which are beyond the Company’s control including international, economic and political trends, expectations of inflation or deflation, currency exchange fluctuations, interest rate fluctuations, global or regional consumptive patterns, speculative activities and increased production due to new extraction methods. The effect of these factors on the price of metals, and therefore the economic viability of the Company’s interests in mineral exploration properties cannot be accurately predicted. Furthermore, changing conditions in the financial markets, and Canadian Income Tax legislation may have a direct adverse impact on the Company’s ability to raise funds for its interests in mineral exploration properties. A drop in the availability of equity financings will likely impede spending on mineral properties. As a result of all these significant risks, it is quite possible that the Company may lose all its investments in the Company’s interests in mineral properties.

Due to the current difficult market conditions for junior companies, the Company may not be able to raise sufficient funds to meet its ongoing obligations.

In respect to the Company’s investment in the Mexican gaming company, as there are no assurances whatsoever that in the foreseeable future the Company shall receive any casino royalty revenues from the Mexican land based casino, for the year ended December 31, 2014 the Company has recorded impairment of $799,999 in regards to the Company’s investment in the Mexican gaming company.

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Liquidity and Capital Resources

The Company has incurred operating losses over the past three fiscal years, has limited resources, and does not have any source of operating cash flow.

During 2015, the Company shall require at least $350,000 so as to conduct its operations uninterruptedly. In order to meet this requirement, the Company intends to seek equity and/or debt financings through private placements and/or public offerings and/or loans. In the past, the Company has been successful in securing equity and debt financings in order to conduct its operations uninterruptedly. While the Company does not give any assurances whatsoever that in the future it will continue being successful in securing equity and/or debt financings in order to conduct its operations uninterruptedly, it is the Company’s intention to pursue these methods for future funding of the Company.

As at September 30, 2015:

•	the Company’s total assets were $4,058 as compared to $852,986 for the corresponding in 2014 (December 31, 2014: $3,530).

•	the Company’s total liabilities were $747,249 as compared to $449,549 for the corresponding period in 2014 (December 31, 2014: $529,764).

•	the Company had $1,240 in cash as compared to $1,260 in cash for the corresponding period in 2014 (December 31, 2014: $426).

•	the Company had GST/HST receivable in the amount of $2,816 as compared to $2,525 for corresponding period in 2014 (December 31, 2014: $3,102).

Private Placement Financing

There were no share financings during the nine months ended September 30, 2015.

On July 31, 2015 the Company announced that it shall enter into non-brokered Private Placement Financing Agreements with investors (the “Subscribers”) whereby the Subscribers shall purchase up to 10,000,000 Units of the securities of the Company at the price of $0.10 per Unit for total gross proceeds to the Company of up to $1,000,000. Each Unit shall consist of one common share in the capital of the Company and one share purchase warrant to purchase an additional common share in the capital of the Company at an exercise price of $0.10 per common share for a period of 5 years from Closing. Finder’s fees may be payable in respect to this transaction and certain insiders may participate in this financing. All securities that shall be issued in connection with this proposed financing will include a hold period in accordance with applicable securities laws. The proceeds of this non-brokered private placement financing shall be applied towards the payment of the Company’ existing liabilities, and for general working capital purposes. As of the date of this MD&A, the Company has not received any subscriptions from any investors in regards to the proposed non-brokered private placement financing.

There were no share financings during the year ended December 31, 2014.

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Warrants

As at September 30, 2015, a total of 270,835 warrants with a weighted average exercise price of $1.50 per share were outstanding.

If any warrants are exercised in the future, then any funds received by the Company from the exercising of warrants shall be used for general working capital purposes. However, there are no assurances whatsoever that any warrants will be exercised before their expiry.

Convertible Debentures Financing 2015

On January 6, 2015, the Company closed a convertible debenture financing with two directors of the Company for the amount of $250,000. The convertible debentures have a maturity date of twelve months from the date of closing, and bear interest at the rate of 12% per annum payable on a quarterly basis. The convertible debentures are convertible into common shares of the Company at the Company’s option at a conversion price of $0.30 per share. The amount of $222,006 has been recorded under convertible debentures and the amount of $27,994 has been recorded under the equity portion of convertible debenture reserve.

Convertible Debentures Financing 2013

On April 22, 2013, the Company closed the first tranche of the convertible debenture financing with two arm’s length parties for a total amount of $150,000. The amount of $140,476 has been recorded under convertible debentures and the amount of $9,524 has been recorded under the equity portion of convertible debenture reserve.

On April 14, 2013, the Company closed the second tranche of the convertible debenture financing with seven arm’s length parties for a total amount of $525,000. In connection with this second tranche closing, the Company has made a cash payment of $38,000 as finder’s fee to an arm’s length party. The amount of $491,665 has been recorded under convertible debentures and the amount of $33,335 has been recorded under the equity portion of convertible debenture reserve.

On June 10, 2013, the Company closed the third tranche of the convertible debenture financing with an arm’s length party for the amount of $100,000. In connection with this third tranche closing, the Company has made a cash payment of $8,000 as finder’s fee to an arm’s length party. The amount of $93,650 has been recorded under Convertible debentures and the amount of $6,350 has been recorded under the equity portion of convertible debenture reserve.

On June 26, 2013, the Company closed the fourth tranche of the convertible debenture financing with three arm’s length parties for a total amount of $150,000. The amount of $140,461 has been recorded under convertible debentures and the amount of $9,539 has been recorded under the equity portion of convertible debenture reserve.

On July 23, 2013, the Company closed the fifth tranche of the convertible debenture financing with an arm’s length party for the principal amount of $50,000. In connection with this fifth tranche closing, as finder’s fee, the Company has made a cash payment of $2,000 and the Company has issued 2,000 common shares at $1.50 per share fair valued at $3,000 and 3,333 agent warrants at an exercise price of $1.50 per warrant until July 23, 2018 to an arm’s length party fair valued at $5,115. The amount of $46,820 has been recorded under convertible debentures and the amount of $3,180 has been recorded under the equity portion of convertible debenture reserve. The principal amount of $50,000 together with the accrued interest of the Convertible Debenture (“Outstanding Liability”) became due and payable on January 23, 2015. However, on the due date the Company was unable to repay the Outstanding Liability. As a result, and by mutual consent, the Convertible Debenture has been extended for an indefinite period until the Company pays the Outstanding Liability.

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The convertible debentures have a maturity date of 18 months from the date of closing, and bear interest at the rate of 15% per annum payable on a quarterly basis. The convertible debentures are convertible into common shares of the Company at a conversion price of $1.50 per share. The liability component of the convertible debenture was recognized initially at the fair value of a similar liability that does not have an equity conversion option, which was calculated based on the application of a market interest rate of 20%. The difference between the $975,000 face value of the debentures and the fair value of the liability component was recognized in equity. Commission costs directly attributable to the offering of $56,115 were allocated to the liability and equity components of the debenture proportionately at $52,551 and $3,564, respectively. The discount on the debentures is being accreted such that the liability component will equal the face value of the debentures at maturity plus accrued interest.

On September 4, 2013, the principal amount of $858,118 of certain convertible debentures together with their corresponding accrued interest was converted into 610,724 common shares of the Company.

As at September 30, 2015, the amount of $403,512 has been recorded as convertible debentures and the amount of $33,706 has been recorded as the equity portion of convertible debentures reserve.

Stock Options

As at September 30, 2015, there are a total of 33,334 stock options that have been granted to consultants exercisable at a price of $1.20 per share which expire on March 18, 2016 as to 21,667 stock options and May 15, 2016 as to 11,667 stock options. If any stock options are exercised in the future, then any funds received by the Company shall be used for general working capital purposes. However, there are no assurances whatsoever that any stock options will be exercised.

Significant Accounting Policies

The Condensed Interim Unaudited Financial Statements for the nine months ended September 30, 2015 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The Significant Accounting Policies are detailed in Note 4 of the Company’s Condensed Interim Unaudited Financial Statements for the nine months ended September 30, 2015.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

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Trends

During the last several years commodity prices have fluctuated significantly, and should this trend continue or should commodity prices remain at current levels, then companies such as 37 Capital will have difficulty in raising funds and/or acquiring mineral properties of merit at reasonable prices.

Related Party Transactions

The Company shares office space and certain employees with Jackpot Digital Inc. (formerly Las Vegas From Home.com Entertainment Inc.) (“Jackpot”) and Green Arrow Resources Inc. (“Green Arrow”), companies related by common key management personnel.

The Company together with Jackpot and Green Arrow had entered into a sub-lease agreement with an arm’s length party for office space which expired on July 30, 2014. Under the sub-lease agreement, the three companies were required to pay a base rent of $5,687 plus property and operating expenses for the leased premised. From May 1, 2013 until July 30, 2014 the Company was charged by Green Arrow the amount of $2,089 per month for basic rent, operating costs, and applicable taxes.

The Company together with Jackpot and Green Arrow had entered into an office lease agreement with an arm’s length party for office space effective as of August 1, 2014 for a one year period. The office lease agreement has been extended for a period of one year until July 31, 2016. Under the office lease agreement, the three companies are required to pay a monthly base rent of $7,769 plus property and operating expenses for the leased premises. A lease deposit of $10,000 has been made by Jackpot. Effective as of August 1, 2014, the Company is being charged by Jackpot the amount of $2,559 per month for basic rent, operating costs, and applicable taxes.

The amounts due to related parties are unsecured, payable on demand as at September 30 and consist of the following:

	2015	2014

Advances from directors (interest at prime plus 1%)	$218,504	$128,487
Entities controlled by directors (non-interest-bearing)	36,888	129,617

	$255,392	$258,104

During the nine months ended September 30, the following amounts were charged by related parties.

	2015	2014

Interest charged on amounts due to related parties	$588	$3,505
Rent charged by entities with common directors	22,010	18,804
Office expenses and other expenses charged by an entity with common directors	65,100	66,635
Office expenses paid on behalf of entities
with common directors	4,322	4,232

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The remuneration of directors and key management personnel during the nine months ended September 30, is as follows:

	2015	2014

Management fees	$45,000	$18,000

On January 6, 2015 the Company issued convertible debentures to two directors in the amount of $250,000.

The Company has an agreement for office support services with Jackpot. Under the agreement, the Company is entitled to receive office support services from Jackpot at a monthly rate of $7,000 plus applicable taxes. The agreement expires April 30, 2016. The agreement can be terminated by either party upon giving three months’ written notice.

The Company has an agreement for management services (the “Agreement”) with Kalpakian Bros. of B.C. Ltd. (“Kalpakian Bros.”), a private company owned by two directors of the Company. Pursuant to the Agreement, the Company is entitled to receive management services from Kalpakian Bros. Effective as of July 1, 2014, the monthly remuneration payable to Kalpakian Bros. has been increased from $500 plus GST per month to $5,000 plus GST per month. The Agreement is renewable on an annual basis, and either party may terminate the Agreement at any time by giving three months’ notice in writing to the other party.

Jackpot is related to the Company by virtue of the fact that Jackpot’s CEO and President, namely Jacob H. Kalpakian, is the Vice-President of the Company, and the Chairman and CFO of Jackpot namely Bedo H. Kalpakian, is the CEO, CFO and President of the Company. Furthermore, Gregory T. McFarlane is a director of both the Company and Jackpot.

Green Arrow is related to the Company by virtue of the fact that Green Arrow’s CEO and President, namely Jacob H. Kalpakian, is the Vice President of the Company, and a director of Green Arrow namely Bedo H. Kalpakian, is the CEO, CFO and President of the Company. Furthermore, Fred A.C. Tejada is a director of both the Company and Green Arrow.

Financial Instruments and Risk Management

(a)	Risk management overview

The Company's activities expose it to a variety of financial risks including credit risk, liquidity risk and market risk. This note presents information about the Company's exposure to each of the above risks, the Company's objectives, policies and processes for measuring and managing risk, and the Company's management of capital. The Company employs risk management strategies and policies to ensure that any exposure to risk is in compliance with the Company's business objectives and risk tolerance levels. While the Board of Directors has the overall responsibility for the Company's risk management framework, the Company's management has the responsibility to administer and monitor these risks.

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(b)	Fair value of financial instruments

The fair values of cash, accounts payable and accrued liabilities, convertible debentures and due to related parties approximate their carrying values due to the short-term maturity of these instruments.

Fair value hierarchy

IFRS 7 Financial Instruments: Disclosures requires classification of fair value measurements using a fair value hierarchy that reflects the significance of inputs used in making the measurements. The levels of the fair value hierarchy are defined as follows:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities.
Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly
Level 3: Inputs for assets or liabilities that are not based on observable market data.

The Company’s cash, convertible debentures and investments are considered level 2 and level 3, respectively, of the fair value hierarchy.

(c)	Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations.

The financial instruments that potentially subject the Company to a significant concentration of credit risk consist of cash. The Company mitigates its exposure to credit loss associated with cash by placing its cash with a major financial institution.

(d)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meets its financial obligations as they are due. The Company's approach to managing liquidity is to ensure that it will have sufficient liquidity to meet its liabilities when due.

At September 30, 2015, the Company had cash of $1,240 (September 30, 2014 - $1,260) available to apply against short-term business requirements and current liabilities of $747,249 (September 30, 2014 - $449,549). All of the current liabilities, except for convertible debentures, are due within 90 days of September 30, 2015. Amounts due to related parties are due on demand.

As of the date of this MD&A, a convertible debenture with a face value of $50,000 has matured and is payable on demand together with accrued interest.

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(e)	Market risk

Market risk is the risk that changes in market prices, such as interest rates and foreign exchange rates, will affect the Company's net earnings or the value of financial instruments. As at September 30, 2015, the Company is not exposed to significant interest rate risk, currency risk or other price risk on its financial assets and liabilities due to the short term maturity of its financial liabilities and fixed interest rate on the convertible debentures.

Analysis of expenses

For a breakdown of general and administrative expenditures, please refer to the Statements of Comprehensive Loss in the Company’s Condensed Interim Unaudited Financial Statements for the nine months ended September 30, 2015 and 2014.

Capital Stock

Authorized share capital: Unlimited number of common shares without nominal or par value

Unlimited number of preferred shares without nominal or par value

Outstanding Share Data	No. of Common Shares	No. of Preferred Shares	Exercise Price per Share	Expiry Date
Issued and Outstanding as at November 6, 2015	1,067,724	Nil	N/A	N/A
Warrants as at November 6, 2015	125,834 108,334 16,667 16,667 267,502	Nil	Cdn $1.50 Cdn $1.50 Cdn $1.50 Cdn $1.50	Jan 7, 2016 Jan 28, 2016 March 4, 2016 May 1, 2016
Agent’s Warrants as at November 6, 2015	3,333	Nil	Cdn $1.50	July 23, 2018
Stock Options as at November 6, 2015	21,667 11,667 33,334	Nil	Cdn. $1.20 Cdn $1.20	Mar 18, 2016 May 15, 2016
Fully Diluted as at November 6, 2015	1,371,893	Nil

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Director Approval

The contents of this MD&A and the sending thereof to the Shareholders of the Company have been approved by the Company’s Board of Directors.

Outlook

Management’s efforts are directed towards pursuing opportunities of merit for the Company, and Management is hopeful that, in due course, the Company shall be able to acquire an opportunity of merit.

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